Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust Confirms its May Cash Distribution

     CALGARY, May 20 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") confirms that its May 2008 cash distribution will be CDN$0.34 per trust unit payable on June 13, 2008 to unitholders of record on May 30,
2008. The ex-distribution date is May 28, 2008.
     The CDN$0.34 per unit is equivalent to approximately US$0.34 per unit
(before deduction of any applicable Canadian withholding tax), using a par
U.S./Canadian exchange rate. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date.
Non-registered U.S. unitholders will receive their distributions through their brokers.
     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 18:22e 20-MAY-08